Filed by Reliant Bancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: First Advantage Bancorp
(Commission File No. 001-37391)

 The merger with Reliant Bank will allow us to align our resources and leverage our collective strength to increase shareholder value, expand services and enhance customer convenience.  Reliant Bank is a high-performing,locally-headquartered bank whose success is founded on the principle of cultivating strong relationships. Very similar to our bank, Reliant’s culture thrives on positive experiences – with customers, employees and the communities in which it serves. Its mission to inspire and empower employees, deliver exceptional customer experiences and give back to the community through involvement and outreach also complements ours.  Just like First Advantage Bank, Reliant Bank believes banking is a people business, and they are committed to providing quality financial products and services to you at exceptional value. By merging into Reliant, we position ourselves for continued growth and the prospect of greater market share across a broader footprint.  We currently expect to complete the merger in the second quarter of 2020, subject to customary closing conditions, regulatory approval and the approval of both parties’ shareholders. After the legal close, we will begin operating as Reliant Bank.  As we work toward the closing date for the merger, we ask for your support and pledge to keep you informed of steps along the way. We believe Reliant Bank is an excellent fit for our First Advantage Bank family of customers, employees and shareholders. We expect the transition to create growth opportunities  because combining our banks will strengthen our capital base, increase our lending capacity, expand our branch and ATM networks, and enhance our technology solutions and product offerings.  For your convenience, we’ve put together a list of questions and answers about the merger. As always, you are welcome to stop by one of our offices and let us know your questions as we continue to meet your financial needs.  Customer FAQsQ. Why did First Advantage Bank decide to merge with Reliant Bank?A. Larger-scale organizations have a competitive advantage. Our markets fit nicely together and will allow customers to transact business at more locations, and we strongly believe the merger will create value for shareholders, customers, employees and the communities in which we serve by combining two cultures that reflect a tradition of superior customer service at all levels.  Q. Who is Reliant Bank?A. Reliant Bank is a $1.8 billion, full-service, predominantly locally owned and operated banking organization where service to customers and community come first. Reliant is dedicated to the growth and progression of its communities, and the bank’s emphasis on creating an incredible customer experience has allowed it to become a full-service commercial bank offering a variety of deposit, lending and mortgage products to business and consumer customers.  Giving back to its communities through involvement and outreach is an integral part of the bank’s purpose, and the Reliant promise remains its foundation — to grow a community of friends – one relationship at a time.            FIRST ADVAN TAGE BANK First Advantage Bank has entered into a definitive agreement to merge with Reliant Bank. This decision is strategic with anticipated long-term benefits — for our shareholders, customers, and employees.    Growing Together/Merger Overview and Customer FAQs

 Q. How does this affect my accounts?A. At this time, there are no changes to your First Advantage Bank accounts.  The interest rates you earn on your checking, savings and money market deposit accounts will continue to be subject to change due to market conditions.Your certificates of deposit (CDs) and individual retirement accounts (IRAs) will earn their current interest rates until they mature.You will continue to make loan payments just as you do today.Direct deposits and automatic payments will continue just the same.  Any updates or changes impacting accounts will be communicated to you as we move through the merger and conversion processes.  Q. How will this affect the employees?A. The merger will present opportunities for growth and advancement of strong and diverse employees. Reliant and First Advantage Bank share similar values and cultures, and both banks are committed to ensuring a seamless transition for employees and customers alike.  Q. What happens to my branch?A. It is business as usual at all branch locations. You will continue to see the same friendly employees and receive the same excellent service you expect.Q. How many branches does Reliant Bank have?A. Reliant currently has 17 locations in Middle Tennessee and Chattanooga. For branch addresses and hours, visit reliantbank.com.  Q. Can I use Reliant Bank branches now?A. Not yet. We will let you know when you can begin taking advantage of all the conveniences Reliant Bank offers.  Q. Is Reliant Bank active in the community?A. Absolutely! Reliant Bank is passionate about the communities it serves. You will find Reliant associates at local events from charity golf tournaments to fashion shows and everything in between. Additionally, Reliant gives back to its local communities through involvement and outreach with its Personal Enrichment Program (PEP). PEP allows employees to use paid time off for volunteer activities performed during normal work days. This program enriches lives and the communities in which Reliant serves.  Q. How do I learn more about the merger?A. Additional details about the merger will be posted on the websites of both banks. For current news and updates throughout the merger process, visit our website at firstadvantagebanking.com or Reliant’s website at reliantbank.com.  Q. If I have questions, who do I call?A. Contact us just as you have in the past. We appreciate your business and look forward to meeting your financial needs long into the future.  Customer FAQs, Page 2  Growing Together.DeVan Ard, Jr. is the Chairman, President and CEO of Reliant Bancorp and Reliant Bank. Upon completion of the merger and with his guidance, we intend to continue to develop a strong suite of competitive products, expand our branch network and build a solid capital base that supports large lending relationships.

 This document contains “forward- looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “believe,” “anticipate,” “expect,” “may,” “assume,” “should,”“predict,” “could,” “would,” “intend,” “targets,” “estimates,” “projects,” “plans,” and “potential,” and other similar words and expressions of similar meaning, and the negatives thereof, are intended to identify such forward-looking statements, but other statements not based on historical information may also be considered forward-looking, including statements about the expected timing and likelihood of completion of the proposed transaction (the “First Advantage Transaction”) between Reliant Bancorp, Inc. (“Reliant” or the “Company”) and First Advantage Bancorp (“First Advantage”), the benefits of the First Advantage Transaction to Reliant, First Advantage, and their respective shareholders, Reliant’s future financial and operating results (including the anticipated impact of the First Advantage Transaction, separately or together with Reliant’s previously-announced, pending acquisition of Tennessee Community Bank Holdings, Inc. (“TCB Holdings”) (the “TCB Holdings Transaction” and, together with the First Advantage Transaction, the “Transactions”), on Reliant’s earnings per share and tangible book value), and Reliant’s plans, objectives, and intentions.  All forward-looking statements are subject to assumptions, risks, uncertainties, and other factors that may cause actual results, performance, or achievements to  differ materially from any results, performance, or achievements expressed or implied by such forward- looking statements. Such assumptions, risks, uncertainties, and factors include, among others, (1) the risk that expected cost savings and revenue synergies from the Transactions may not be realized or take longer than anticipated to be realized, (2) the ability to meet expectations regarding the timing and completion and accounting and tax treatment of the Transactions, (3) the effect of the announcement and pendency of the Transactions on customer, supplier, or employee relationships and operating results (including without limitation difficulties in maintaining relationships with employees and customers), as well as on the market price of Reliant’s common stock, (4) the risk that the businesses and operations of First Advantage and its subsidiaries and of TCB Holdings and its subsidiaries cannot be successfully integrated with the business and operations of Reliant and its subsidiaries or that integration will be more costly or difficult than expected, (5) the occurrence of any event, change, or other circumstances that could give rise to the termination of the merger agreement or the definitive merger agreement for the TCB Holdings Transaction, (6) the amount of costs, fees, expenses, and charges related to the Transactions, including those arising as a result of unexpected factors or events, (7) the ability to obtain the shareholder and governmental approvals required for the Transactions, (8) reputational risk associated with and the reaction of the parties’ customers, suppliers, employees, or other business partners to the Transactions, (9) the failure of any of the conditions to the closing of the Transactions to be satisfied,  or any unexpected delay in closing the Transactions, (10) the dilution caused by Reliant’s issuance of additional shares of its common stock in the Transactions, (11) Reliant’s ability to simultaneously execute on two separate business combination transactions, (12) the risk associated with Reliant management’s attention being diverted away from the day- to-day business and operations of Reliant to the completion of the Transactions, and (13) general competitive, economic, political, and market conditions. Additional factors which could affect the forward-looking statements can be found in Reliant’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K, in each case filed with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at http://www. sec.gov. Reliant believes the forward- looking statements contained herein are reasonable; however, undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Reliant disclaims any obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events, or otherwise.  ADDITIONAL INFORMATION ABOUT THE FIRST ADVANTAGE  TRANSACTION AND WHERE TO FIND ITIn connection with the First Advantage Transaction, Reliant intends to file a registration statement on Form S-4 with the SEC to register the shares of Reliant common stock that will be issued to First Advantage’s  shareholders in connection with the First Advantage Transaction. The registration statement will include a joint proxy statement of Reliant and First Advantage and prospectus of Reliant and other relevant materials pertaining to the First Advantage Transaction. The joint proxy statement/ prospectus will be sent to Reliant’s and First Advantage’s shareholders in connection with seeking the required shareholder approval(s) for the First Advantage Transaction. INVESTORS AND SECURITY HOLDERS OF RELIANT AND FIRST ADVANTAGE ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT MATERIALS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE FIRST ADVANTAGE TRANSACTION (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS) CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RELIANT, FIRST ADVANTAGE, AND THE FIRST ADVANTAGE TRANSACTION. Investorsand security holders may obtain free copies of the registration statement and related joint proxy statement/ prospectus, when filed, as well as other documents filed by Reliant with the SEC, through the website maintained by the SEC at http://www.sec.gov. Free copies of the documents filed by Reliant with the SEC (including the registration statement and related joint proxy statement/prospectus) also may be obtained by directing a request by mail or telephone to Reliant Bancorp, Inc., 6100 Tower Circle, Suite 120, Franklin, Tennessee 37067, Attention:J. Daniel Dellinger, Chief Financial Officer, (615) 221-2020.  This communication is for informational purposes only and shall not constitute a solicitation of any  proxy, vote, or approval or an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.  PARTICIPANTS IN THE SOLICITATION  Reliant, First Advantage, and certain of their respective directors and executive officers may be deemed participants in the solicitation of proxies from Reliant’s and First Advantage’s shareholders in connection with the First Advantage Transaction. Certain information about the directors and executive officers of Reliant and First Advantage will be included in the joint proxy statement/ prospectus included in the registration statement on Form S-4 to be filed by Reliant with the SEC. Information about the directors and executive officers of Reliant can also be found in Reliant’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 22, 2019, and other documents subsequently filed by Reliant with the SEC. Additional information regarding the interests of these participants will also be included in the joint proxy statement/prospectus pertaining to the First Advantage Transaction if and when it becomes available. These documents can be obtained free of charge in the manner described above.      Forward Looking Statements    Growing Together.  Customer FAQs, Page 3